Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7660	E-mail Address dfertig@stblaw.com

VIA EDGAR	September 25, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Megan Akst, Senior Staff Accountant

Melissa Kindelan, Senior Staff Accountant

Re:                             GDS Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed April 17, 2020
File No. 001-37925

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company”), we respond to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 18, 2020 (the “September 18 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Commission on April 17, 2020 (the “2019 20-F”).

Set forth below is the Company’s response to the Staff’s comment in the September 18 Comment Letter. The Staff’s comment is retyped below for ease of reference.

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DANIEL FERTIG	ADAM C. FURBER	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	CELIA C.L. LAM	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 3. Key Information
A. Selected Financial Data
Non-GAAP Measures, page 4

1.                                      We note your response to prior comment 1. As it appears you are attempting to show a non-GAAP gross profit measure, please revise to reconcile your adjusted NOI to GAAP gross profit and label accordingly. Also, expand your disclosures to further explain the usefulness of this measure to investors. Provide a draft of your revised disclosures in your response.

The Company respectfully acknowledges the Staff’s comment and undertakes to revise to reconcile its adjusted NOI to GAAP gross profit and label it as adjusted gross profit in the Company’s future filings. The Company also undertakes to expand its disclosures to further explain the usefulness of this adjusted gross profit measure to investors. Below please find a draft of the Company’s proposed expanded disclosures as it intends to present it in future filings.  In addition, for the Staff’s reference, the Company includes in Appendix 1 hereto the amended reconciliations as the Company would present them in future filings going forward.

Proposed expanded disclosures:

“Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted gross profit provide useful supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, and adjusted gross profit margin are not substitutes for gross profit, net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits, depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.”

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If you have any question regarding the responses contained in this letter, please do not hesitate to contact me at +852-2514-7660 or dfertig@stblaw.com.

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Appendix

cc:                                William Wei Huang, Chief Executive Officer

Daniel Newman, Chief Financial Officer

Andy Wenfeng Li, General Counsel and Company Secretary

GDS Holdings Limited

Kevin Huang

Vivien Yang

KPMG Huazhen LLP

Appendix 1

Amended Reconciliations of Adjusted Gross Profit

The following table reconciles our Adjusted Gross Profit in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is gross profit:

	Year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	188,639	265,674	408,472	622,441	1,042,726	149,778
Depreciation and amortization	131,097	206,724	345,364	680,296	1,071,719	153,943
Accretion expenses for asset retirement costs	255	588	949	1,840	2,990	429
Share-based compensation expenses	484	2,114	9,941	18,008	46,007	6,608
Adjusted Gross Profit	320,475	475,100	764,726	1,322,585	2,163,442	310,758

Definition: Adjusted Gross Profit is defined as gross profit (computed in accordance with U.S. GAAP), excluding depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses, which are recorded in cost of revenue.